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                          November 2, 2021

       Halden S. Shane
       Chief Executive Officer
       TOMI Environmental Solutions, Inc.
       8430 Spires Way, Suite N
       Frederick, Maryland 21701

                                                        Re: TOMI Environmental
Solutions, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 26,
2021
                                                            File No. 333-260510

       Dear Dr. Shane:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Albert Lung, Esq.